The Dolan Company

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota 55402

January 2, 2013

Jennifer Thompson, Accounting Branch Chief	BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Dolan Company

Form 10-K for the Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 2, 2012

Form 8-K Filed November 2, 2012

File No. 1-33603

Dear Ms. Thompson:

The purpose of this letter is to confirm our understanding, based on the phone conversation between you and our counsel from Faegre Baker Daniels LLP on December 28, 2012, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated December 28, 2012. As discussed, our response will be provided on or before January 29, 2013.

Very truly yours,

/s/ Vicki J. Duncomb
Vicki J. Duncomb
Vice President and Chief Financial Officer

cc:	Renee Jackson, Vice President and General Counsel

Morgan Burns, Faegre Baker Daniels LLP

Alyn Bedford, Faegre Baker Daniels LLP